

July 9, 2014

Via E-mail
Stephen W. Theriot
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re:** **Vornado Realty Trust**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 1-11954**
> **Vornado Realty L.P.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-34482**

Dear Mr. Theriot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 2. Properties, page 18

1.   In future filings for the table that details your real estate properties, please revise to present a separate table for the properties that are consolidated and a separate table for properties that are not consolidated.

Same Store EBITDA, page 60

2.   We note that you have presented EBITDA on a same-store basis. Please explain to us your basis for referring to your same store EBITDA as GAAP basis when EBITDA is a non-GAAP measure.

Development and Redevelopment Expenditures, page 86

3.   We note that you disclose development and redevelopment expenditures by property that reconcile to the capitalized expenditures included in cash flows from investing activities within the consolidated statement of cash flows. In future filings please also disclose the total amount of soft costs capitalized for the years presented for costs such as interest, payroll and other soft costs. We realize that capitalized interest is disclosed elsewhere in the 10-K but we believe it would be helpful to a user of the financial statements to have all of this information included with the chart of capitalized expenditures.

6. Investments in Partially Owned Entities, page 111

4.   We note that you considered a third-party valuation in determining the fair value of your investment in Toys "R" Us, Inc. Please explain to us and include in future filings the methodologies used to determine the fair value, including a qualitative and quantitative description of the material assumptions and estimates used in the analysis.

5.   We note that you no longer consolidate Independence Plaza after reducing your economic interest to 50.1% and determining that you are no longer the primary beneficiary of the VIE. Please provide us with your analysis of how you determined that you are no longer the primary beneficiary. Please cite the applicable guidance in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief